CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors,
Quaterra Resources Inc.

We hereby consent to the incorporation by reference in the Form 40F, dated March 26, 2008, of Quaterra Resources Inc. (an exploration stage company) (the “Company”) our report dated March 26, 2008, relating to the Company’s consolidated balance sheets as of December 31, 2007, 2006 and 2005 and the related consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2007, 2006 and 2005.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 26, 2008

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231
Canada V6C 2G8	Web:	SmytheRatcliffe.com